EXHIBIT 99.4

RESOLUTIONS OF THE SUPERVISORY BOARD

CENTOGENE N.V.

Effective date: May 31, 2022

This document is to certify the adoption of the resolutions reflected below by the supervisory board (the "Supervisory Board") of Centogene N.V. (the "Company").

With respect to the resolutions set out below, except as expressly noted otherwise, the undersigned do not have a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it.

Approval of matters related to the 2022 annual general meeting

1.	The Supervisory Board approved the resolutions of the Company's management board regarding the approval of matters related to the 2022 annual general meeting (the "AGM"), a copy of which is attached hereto as Annex A.

2.	The convening notice for the AGM, the explanatory notes thereto, substantially in the form as distributed to the Supervisory Board, and the matters contemplated thereby are approved.

Approval of Dutch board report and financial statements for the year ended December 31, 2021

3.	The Supervisory Board hereby approves, upon the recommendation of the Company's audit committee, the Dutch statutory board report and financial statements and the notes thereto of the Company for the financial year ended December 31, 2021 together with the auditor’s report thereon, as presented to the meeting for presentation to and adoption by the shareholders at the AGM.

Supervisory Board compensation

All members of the Supervisory Board have a conflict of interests with respect to resolution 4. Under the Company's articles of association, the Supervisory Board is nevertheless authorized to pass those resolutions as if no Supervisory Board member has such a conflict of interests.

4.	At the recommendation of the Company's compensation committee (the "Compensation Committee"), the Supervisory Board approved and adopted the following resolutions relating to the changes to the compensation packages of the Supervisory Board members as of the financial year 2022, with capitalized terms used below (and not otherwise defined herein) having the terms ascribed to them in the LTIP:

Cash component:

a.	Each member of the Supervisory Board shall receive a fixed cash fee of EUR 20,000 (gross) per annum;

b.	the chairman of the Supervisory Board (the "Chairman") shall receive an additional fixed cash fee of EUR 15,000 (gross) per annum;

c.	the vice-chairman of the Supervisory Board (the "Vice-Chairman") shall receive an additional fixed cash fee of EUR 10,000 (gross) per annum;

d.	the chairman of the Company's audit committee (the "Audit Committee") shall receive an additional fixed cash fee of EUR 10,000 (gross) per annum;

e.	the chairman of the Compensation Committee shall receive an additional fixed cash fee of EUR 2,000 (gross) per annum;

f.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the fixed cash fees referred to above shall be adjusted and, if already paid, shall promptly be reimbursed by such Supervisory Board member to the Company on a pro rata tempore basis; and

g.	for the financial year 2022, the Supervisory Board members' cash compensation already paid to them shall reduce their entitlement to the fixed cash fees referred to above.

Equity component under the Company's long-term incentive plan:

a.	Each member of the Supervisory Board shall annually receive an award of options ("Options") and restricted stock units ("RSUs") for ordinary shares in the Company's capital ("Shares") (such Options and RSUs collectively, the "LTIs") with a value of EUR 140,000 multiplied by the LTI Factor (as defined below);

b.	the Chairman shall annually receive additional LTIs with a value of EUR 105,000 multiplied by the LTI Factor (as defined below);

c.	the Vice-Chairman shall annually receive additional LTIs with a value of EUR 70,000 multiplied by the LTI Factor (as defined below);

d.	the chairman of the Audit Committee shall annually receive additional LTIs with a value of EUR 70,000 multiplied by the LTI Factor (as defined below);

e.	the chairman of the Compensation Committee shall annually receive additional LTIs with a value of EUR 14,000 multiplied by the LTI Factor (as defined below);

f.	the LTIs shall be granted retrospectively for the preceding financial year following the audit of the Company's annual accounts over such financial year;

g.	each LTI shall consist of:

i.	RSUs for 75% of the value of the LTI; and

ii.	Options for 25% of the value of the LTI;

h.	for the purpose of calculating the value of the LTIs:

i.	the assumed value of an Option shall be 66.67% of the End of Year VWAP (as defined below);

i.	the assumed value of an RSU shall be 100% of the End of Year VWAP (as defined below); and

ii.	the "End of Year VWAP" shall be the volume-weighted average stock price of the Shares on the principal stock exchange where they have been admitted for trading calculated over a 60 trading day period preceding December 31 of the financial year preceding the relevant Grant Date;

j.	the "LTI Factor" for the LTIs shall be calculated as follows:

k.	the LTI Factor shall be 100% if the End of Year VWAP for the financial year preceding the relevant Grant Date (the "Reference FY") exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 25%;

i.	the LTI Factor shall be 75% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 15% but less than 25%; and

ii.	the LTI Factor shall be 50% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by less than 15%;

l.	the LTIs shall:

i.	vest in four equal instalments on each relevant anniversary of the Grant Date:

ii.	vest in full upon the occurrence of a Change of Control, provided the holder of the LTIs is an Eligible Participant on the date of such Change of Control;

iii.	expire on the ten year anniversary of the applicable Grant Date;

iv.	not be subject to any performance criteria (without prejudice to the applicable LTI Factor);

v.	have no exercise price (as regards the RSUs comprised in the LTIs) and shall have FMV (as defined in the Company's long-term incentive plan) as exercise price (as regards the Options comprised in the LTIs); and

vi.	be settled in Shares.

m.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the entitlement to the LTIs shall be adjusted and, if already made, shall promptly be forfeited by such Supervisory Board member on a pro rata tempore basis; and

n.	if a Supervisory Board member was in office during all or part of a financial year but would cease to be a Supervisory Board member before the LTIs are granted for such financial year, such former Supervisory Board member shall retain his or her entitlement to such LTIs subject to the terms set forth above.

Each of Mr. Hubert Birner, Mr. Guido Prehn and Mr. Eric Souêtre has waived the equity component of his compensation as described above, for the duration of his term as a member of the Supervisory Board.

(signature page follows)

Signature page to resolutions of the Supervisory Board of Centogene N.V.

P. Schatz
Chairman of the Supervisory Board

ANNEX A

MANAGEMENT BOARD RESOLUTION